SUBSCRIPTION AGREEMENT

Dollar Shots Club, Inc.

Dollar Shots Club, Inc., a Nevada corporation (hereinafter the "Company") and the undersigned (hereinafter the "Subscriber") agree as follows:

WHEREAS:

A. The Company desires to issue a maximum of 1,333,333 shares of Common Stock of the Company at a price of $0.75 per share (hereinafter the "Shares"); and

B. Subscriber desires to acquire the number of Shares set forth on the signature page hereof.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set-forth, the parties hereto do hereby agree as follows:

SUBSCRIPTION FOR SHARES

1.1   Subject to the terms and conditions hereinafter set-forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Shares as is set-forth upon the signature page hereof at a price equal to $0.75 per share, and the Company agrees to sell such Shares to Subscriber for said purchase price. Upon execution, this subscription shall be irrevocable by Subscriber.

1.2   The purchase price for the Shares subscribed to hereunder is payable by the Subscriber contemporaneously with the execution and delivery of this Subscription Agreement in the manner directed by Wefunder.com, the designated on-line portal for this offering.

REPRESENTATIONS AND WARRANTIES BY SUBSCRIBER

2.1   Subscriber hereby severally represents and warrants to the Company the following:

(A)   Subscriber recognizes that the purchase of Shares subscribed to herein involves a high degree of risk in that the Company has only recently been incorporated and may require substantial funds;

(B)   an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares;

(C)   Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non registered securities, and other business matters so as to be able to protect its interests in connection with this transaction;

(D)   Subscriber acknowledges that no market for the Shares presently exists and none may develop in the future and accordingly Subscriber may not be able to liquidate its investment;

(E)   Subscriber hereby acknowledges receipt of a copy of the Offering Statement on Form C relating to this offering and the Shares which is on file with the United States Securities and Exchange Commission ("SEC") and represents and warrants that, in making his investment in the Shares, he is not relying upon any representations by the Company or its representatives other than those contained in the Offering Statement.

(F)   Subscriber is acquiring the Shares as a principal for Subscriber's own account and not with a view to sale or other distribution of the Shares.

REPRESENTATIONS BY THE COMPANY

3.1   The Company represents and warrants to the Subscriber that:

(A)   The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct.

(B)   Upon issue, the Shares will be duly and validly issued, fully paid and non-assessable common shares in the capital of the Company.

TERMS OF SUBSCRIPTION

4.1   Pending acceptance of this subscription by the Company, and conditioned upon the Company's receipt of gross offering proceeds in the minimum amount of $25,000, all funds paid hereunder shall be deposited by the Company and immediately available to the Company for its general corporate purposes.

4.2   Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Subscription Agreement to Subscriber's address indicated herein.

4.3   Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada.

4.4   The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

INVESTOR SUITABILITY

5.1   Subscriber represents and warrants that the aggregate amount of all securities sold to the Subscriber in any twelve month period through all Regulation Crowdfunding offerings by any and all issuers, including the securities subscribed for under this Agreement, is less than $100,000.

5.2   Subscriber represents and warrants to the Company that either:

5.2.1.   <u>Both</u> the annual income <u>and</u> the net worth of the Subscriber are <u>greater</u> than $100,000; and (ii) that the aggregate purchase price to be paid by the Subscriber for the Shares is no more than ten percent (10%) of the <u>*lesser*</u> of Subscriber's:

(*1*) Annual income; or

(*2*) Net worth.

Or

5.3.1   <u>Either</u> the annual income <u>and/or</u> the net worth of the Subscriber are <u>less</u> than $100,000; and (ii) that the aggregate purchase price to be paid by the Subscriber for the Shares is no more than the <u>*greater*</u> of:

(*1*) $2,000; or

(*2*) five percent of the <u>*lesser*</u> of Subscriber's:

(a) Annual Income; or

(b) Net worth.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of _____.

Number of Shares Subscribed For: _____

[Signature Page Continues]

COMPANY:

_____

_____

Name: _____

Title: _____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

By: _____   By:_____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited